

November 29, 2012

Via E-mail
Henry T. Cochran, Chief Executive Officer
Sinohub, Inc.
6/F, Building 51, Road 5, Qiongyu Road
Nanshan District, Shenzhen 518057
People's Republic of China

Re: Sinohub, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 8-K dated September 6, 2012
Filed September 12, 2012
File No. 001-34430

Dear Mr. Cochran:

We issued comments to you on the above captioned filings on September 14, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 11, 2012.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Dennis Hult at 202 551-3618 or Kevin Vaughn at 202 551-3643 if you have any questions. You may also contact me at 202 551-3528.

Sincerely,

/s/ Martin James "for"

Amanda Ravitz
Assistant Director